

Mail Stop 3561

April 10, 2017

Mr. Stephen J. Priest
Chief Financial Officer
Jetblue Airways Corp
27-01 Queens Plaza North
Long Island City, NY 11101

> **Re:** **Jetblue Airways Corp**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 000-49728**

Dear Mr. Priest:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Return on Invested Capital, page 48

1. We note that in your calculation of ROIC you utilize an assumption of seven times the amount of aircraft rent. Please clarify the basis for this assumption and tell us whether the multiple of seven compares to contractual terms. If it is significantly different, please clarify why it would be meaningful to an investor if it does not depict a realistic picture of your facts and circumstances.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure